SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2006 MAY 18 P 3:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 May 2006

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sirs,

**SUPPL**

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 15 May 2006 as published in the South China Morning Post in Hong Kong on 16 May 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.



c.c. J P Morgan
- Mr. Bric Luk

dlw 5/19

E\cw\sa\SHPCL&SHMB_1Q2006\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

**(Stock Code: 00069)**

## ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

**THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS ENDED 31 MARCH 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 15 MAY 2006 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.**


SUMMARY

**SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND** ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months ended 31 March 2006 in Thailand on 15 May 2006. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.


SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months ended 31 March 2006 in Thailand on 15 May 2006. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

**SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND**
**UNAUDITED CONSOLIDATED EARNINGS STATEMENT**
**FOR THE THREE MONTHS ENDED 31 MARCH 2006**

| | Three months ended 31 March | |
|---|---|---|
| | **2006** | **2005** |
| | *Baht'000* | *Baht'000* |
| Revenues from hotel operations: | | |
| Room | 330,723 | 280,037 |
| Food and beverage | 216,593 | 212,930 |
| Others | 43,047 | 42,032 |
| Total revenues from hotel operations | 590,363 | 534,999 |
| Cost of sales and services | (158,818) | (146,597) |
| Gross profit | 431,545 | 388,402 |
| Selling and administrative expenses | (124,666) | (117,878) |
| Earnings from the sale of goods and the rendering of services | 306,879 | 270,524 |
| Other incomes | | |
| Gain on disposal of fixed assets | 291 | 143 |
| Interest income | 9,737 | 4,835 |
| Other income | 5,282 | 2,584 |
| Other expenses | | |
| Depreciation | (76,347) | (73,957) |
| Others | (5,030) | – |
| Directors' remuneration | (915) | (915) |
| EARNINGS FROM OPERATIONS | 239,897 | 203,214 |
| SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD | – | – |
| PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES | (11,973) | (7,654) |
| EARNINGS BEFORE INCOME TAX | 227,924 | 195,560 |
| CORPORATE INCOME TAX | (60,776) | (47,870) |
| NET EARNINGS FOR THE PERIOD | 167,148 | 147,690 |
| BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT) | 1.29 | 1.14 |

GENERAL

**SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.**

**SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2006 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2006 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.**

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 15 May 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*